UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 11, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated April 11, 2012 relating to a very substantial disposal and the resumption of trading in shares of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: April 11, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

VERY SUBSTANTIAL DISPOSAL

AND

RESUMPTION OF TRADING

INTRODUCTION

The Disposal, which is conditional upon the Shareholders’ approval, represents a proposal for the Group to exit its telecommunications related businesses in Hong Kong and Canada and to enable the Group to focus on its Multimedia Business which the Group started in 2003 when HKBN launched its IP-TV (now bbTV) services. In December 2009, the Company submitted an application to the Broadcasting Authority (now the Communications Authority) to obtain a domestic free television programme service licence in Hong Kong. Although the licence application is pending, the Company understands, from the publicly available Judgment that the Broadcasting Authority has recommended to the Chief Executive in Council that the Company and two other applicants be granted domestic free television programme service licences. The Group’s efforts in its Multimedia Business went into high-gear in the last 12 months. In August 2011, Hong Kong Media Production Company Limited, a wholly-owned subsidiary of the Company was granted land at Tseung Kwan O Industrial Estate to build a Multimedia Centre with a planned total gross floor area of not less than 400,000 square feet, which is expected to cost not less than HK$800.00 million to build and develop and is expected to be fully operational in April 2014. In addition, the Group embarked on a large-scale recruitment exercise to acquire and establish a large pool of production crew and talent artistes (of which over 250 have already started and another 170 will start in the near future). The Multimedia Business of the Group is a large-scale and long term project requiring very significant financial resources and commitments (which is expected to be in the region of not less than HK$2.50 billion over the next 4 years).

THE DISPOSAL

In light of the above, the Board is pleased to announce that on 31 March 2012, the Company entered into the Telecom Group Agreement with the Purchaser. Pursuant to the Telecom Group Agreement, the Company conditionally agreed to sell, and the Purchaser conditionally agreed to purchase, the entire issued share capital of each of the Telecom Companies at a consideration of HK$4,951.00 million on a cash-free, debt-free basis (subject to adjustment for the amount of cash, debt and working capital as at 31 March 2012 upon preparation of relevant accounts of the Disposal Group), which includes the payment in relation to the Shareholder’s Loans described below, upon and subject to the terms and conditions of the Telecom Group Agreement. In addition, pursuant to the Guangzhou Agreement to be entered into by the Company and an affiliate of the Purchaser, the Company and the Purchaser’s affiliate will agree to the sale and purchase of the entire equity interest of the Company in CTI Guangzhou, at a consideration of HK$61.00 million upon and subject to the terms and conditions of the Guangzhou Agreement. The aggregate consideration for the Disposal is therefore HK$5,012.00 million and will be payable by the Purchaser to the Company on Completion (subject to adjustment).

Part of the proceeds from the Disposal will be returned to the Shareholders via a special dividend to be paid subject to and upon Completion, with the remainder to be retained to fund the continuing development and expansion of the Multimedia Business, including the construction of the Multimedia Centre.

To separate the Telecom Group and the Remaining Business for the purpose of the Disposal, certain arrangements have been put in place (for further details, please refer to the section headed “Business Reorganisation and Separation in relation to the Disposal” in this announcement).

LISTING RULES IMPLICATIONS

Since the applicable percentage ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Disposal are more than 75%, the Disposal constitutes a very substantial disposal of the Company under Chapter 14 of the Listing Rules and is therefore subject to the reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

The Purchaser is independent of the Company and its connected persons.

Top Group International Limited, which holds approximately 43.96% of the issued share capital of the Company as at the date of this announcement, is a company whose issued share capital is held by Mr. Wong Wai Kay, Ricky as to 42.12% and three other shareholders as to 57.88%. Worship Limited, which holds approximately 3.22% of the issued share capital of the Company as at the date of this announcement, is a company whose issued share capital is 50% held by each of Mr. Cheung Chi Kin, Paul and Ms. Chow Yee Wan, Nerrisa. In addition, as at the date of this announcement, Mr. Wong Wai Kay, Ricky directly holds approximately 0.93% of the issued share capital of the Company, and Mr. Cheung Chi Kin, Paul directly holds approximately 2.50% of the issued share capital of the Company. Each of Top Group International Limited, Mr. Wong Wai Kay, Ricky, Worship Limited and Mr. Cheung Chi Kin, Paul, has given an irrevocable undertaking to vote in favour of the resolutions relating to the Disposal and the transactions contemplated thereunder at the EGM.

The Excluded Directors will be resigning as directors of the Company and its subsidiaries upon Completion. Together with other senior management of the Telecom Group, the Excluded Directors are expected to remain as management of the Disposal Group and to become shareholders of the Purchaser (collectively holding approximately 3.40% of the issued share capital of the Purchaser) to assist the Purchaser to oversee the running of the Disposal Group following Completion. In addition, it is proposed that, in recognition of the past contribution of certain senior employees of the Group (including the Excluded Directors), subject to Completion, a management bonus of HK$153.00 million will be paid to them (of which approximately HK$122.83 million will be paid to the Excluded Directors upon Completion). The Excluded Directors (who are also Shareholders) may therefore have a material interest in the Agreements which is different from that of the other Shareholders, and accordingly, the Excluded Directors and their associates (as defined in the Listing Rules), who collectively hold approximately 1.91% of the issued share capital of the Company, will abstain from voting in respect of the resolution to approve the Disposal and the transactions contemplated thereunder at the EGM. None of the Directors, other than the Excluded Directors, will receive any management bonus.

The Relevant Employees will also receive management bonus subject to and upon Completion so they may also have a material interest in the Agreements which is different from that of the other Shareholders, and accordingly, the Relevant Employees and their respective associates will also abstain from voting in respect of the resolution to approve the Disposal and the transactions contemplated thereunder at the EGM.

No other Shareholder (except the Excluded Directors and the Relevant Employees, as described below) has a material interest in the Agreements which is different from that of the other Shareholders. Thus, no Shareholder, other than the Excluded Directors, the Relevant Employees and their respective associates, is required to abstain from voting in respect of the resolution to approve the Disposal and the transactions contemplated thereunder at the EGM.

In light of the assets/operations of the Remaining Business already in existence and committed by the Remaining Group, the Company believes that it will continue to be in compliance with Rule 13.24 of the Listing Rules upon Completion.

A circular containing, among other things, further details of the Disposal and a notice convening the EGM to approve the Disposal and the transactions contemplated thereunder is expected to be despatched to the Shareholders on or before 2 May 2012 in accordance with the Listing Rules.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 9:00 a.m. on 2 April 2012 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:00 a.m. on 11 April 2012.

Completion is subject to the approval of the Shareholders, and hence the Disposal may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the Shares.

THE AGREEMENTS

Telecom Group Agreement

The principal terms of the Telecom Group Agreement are set out below:

Date

31 March 2012

Parties

Vendor:	the Company

Purchaser:	Metropolitan Light Company Limited

To the best of the Board’s knowledge, information and belief, having made all reasonable enquiries, the Purchaser and its ultimate beneficial owner(s) are third parties independent of the Company and its connected persons. As mentioned above, the Excluded Directors will, on Completion, become shareholders of the Purchaser (collectively holding approximately 3.40% of the issued share capital of the Purchaser at such time).

Description of the Transaction

Pursuant to the Telecom Group Agreement, the Company conditionally agreed to sell, and the Purchaser conditionally agreed to purchase, the entire issued share capital of each of the Telecom Companies upon and subject to the terms and conditions of the Telecom Group Agreement. Upon Completion, all companies in the Telecom Group will cease to be subsidiaries of the Company.

Consideration and payment

The Telecom Group Consideration in the aggregate sum of HK$4,951.00 million on a cash-free, debt-free basis (subject to adjustment for the amount of cash, debt and working capital as at 31 March 2012 upon preparation of the relevant accounts of the Disposal Group), which includes the payment in relation to the Shareholder’s Loans described below, shall be payable by the Purchaser in immediately available funds to the Company on Completion. The Telecom Group Consideration has been determined after arm’s length negotiations between the Company and the Purchaser with reference to the unaudited combined net profit after tax of the Telecom Group, the market standing and position of the Telecom Group and its future prospects.

Repayment of the Shareholder’s Loans

The Company and the Purchaser agreed that the Shareholder’s Loans shall be settled in the following way:

(i)	at Completion, the purchase price of the Retained Properties to be transferred from HKBN to the Company shall be set-off against the amount of the Shareholder’s Loans; and

(ii)	at the election of the Purchaser, the outstanding amount of the Shareholder’s Loans shall either be (a) assigned by the Company to the Purchaser at Completion, and the consideration for such assignment shall be deemed to have been paid from the Telecom Group Consideration, or (b) repaid in full by the Purchaser or its affiliates (including HKBN) out of the Telecom Group Consideration.

Condition Precedent

The Completion is conditional upon a resolution of the Shareholders (except the Excluded Directors, the Relevant Employees and their respective associates) approving the transactions and actions contemplated by the Telecom Group Agreement being passed in accordance with the applicable requirements of the Listing Rules.

In the event that the condition precedent set out in the Telecom Group Agreement is not fulfilled before 5:00 p.m. on 30 September 2012 or such other date as the parties to the Telecom Group Agreement may agree in writing, the Telecom Group Agreement shall terminate with immediate effect, save in respect of certain surviving provisions; and no party will have any claim against another for costs, damages, compensation or otherwise, save in respect of a party’s accrued rights and obligations prior to the date of such termination.

Non-compete undertakings

Pursuant to the Telecom Group Agreement, the Company covenants and undertakes to the Purchaser that for a period of 5 years from Completion, and subject to certain exceptions (as described below), the Company shall not set-up, assist, invest in or carry on a business in Hong Kong which competes directly or indirectly with any part of the Telecom Business which represents more than 2% of the total revenue of the Disposal Group as at the date of the Telecom Group Agreement. This covenant will not restrain the operation of the Multimedia Business as it will not restrict, amongst other things, (i) the Company to build out certain network not currently covered by HKBN’s existing network; (ii) acquisition by the Company or its affiliates of 5% (or less) of the voting rights in any listed business operating in Hong Kong; (iii) development or acquisition of any content whatsoever by the Company or its affiliates; (iv) distribution of any free content by the Company or its affiliate through any media platform; or (v) any business that the Company or its affiliates is required by applicable law to operate.

Separately, the Purchaser covenants and undertakes to the Company that, for a period of 5 years from Completion, the Purchaser shall not transmit any free TV signal through the network of the Telecom Group for any operator in Hong Kong, other than the Company and its remaining subsidiaries.

Completion

Completion shall fall on or before the 5th Business Day after the condition precedent set out in the Telecom Group Agreement is satisfied or such other date as may be agreed in writing between the parties to the Telecom Group Agreement.

Pre-Completion Committee

The Company and the Purchaser agreed to establish a committee (the “Pre-Completion Committee”), comprising of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul, both being Directors, Mr. Yeung Chu Kwong, William and Mr. Lai Ni Quiaque, both being the Excluded Directors, two current directors of HKBN and two representatives of the Purchaser to oversee that the business separation actions (as described below) be undertaken in accordance with their respective terms and that the material assets and liabilities of the Disposal Group are separated from the Remaining Business. The Pre-Completion Committee shall procure that the Disposal Group will not conduct any business which is outside the Disposal Group’s ordinary course of business without the written consent of the Pre-Completion Committee.

Guangzhou Agreement

The Purchaser is in the process of setting up an affiliate (“Guangzhou Purchaser”) to acquire 100% of the registered equity interest of CTI Guangzhou, a wholly-owned subsidiary of the Company. Based on information provided by the Purchaser, the Company believes that the Guangzhou Purchaser and its ultimate beneficial owner(s) will be third parties independent of the Company and its connected persons.

Within 2 business days after the Company is notified of the details of the Guangzhou Purchaser, the Company and the Guangzhou Purchaser will enter into the Guangzhou Agreement for the transfer of CTI Guangzhou at a consideration of HK$61.00 million, upon and subject to, amongst others, obtaining the PRC governmental approvals and the new business licence for CTI Guangzhou. The Guangzhou Consideration is determined with reference to a valuation report prepared by an independent valuer engaged by the Company and shall be paid on Completion.

Upon Completion, CTI Guangzhou will cease to be a subsidiary of the Company.

BUSINESS REORGANISATION AND SEPARATION IN RELATION TO THE DISPOSAL

Since its establishment, companies in the Group have been established for different parts or segments of the Group’s business, often inter-related and at times, a particular group company may have responsibility for a business function for many companies in the Group.

As part and parcel of the Disposal and to separate the business of the Telecom Group and the Remaining Business, the following steps have been or will be put in place (with no separate consideration except as stated):

(i)	the transfer of interests in two submarine cables from the Company to HKBN (i.e. Asia Pacific Cable Network 2 and Japan-US Cable Network), which connect the Company’s local optical fibre network in Hong Kong to overseas countries;

(ii)	the transfer of interests in respect of the IDD1666 business from the Group to the Telecom Group;

(iii)	the transfer of the bbTV news production operations unit from HKBN (being part of the Telecom Group) to the Group, together with a licence granted by the Group to the Telecom Group to broadcast the news content produced by the bbTV news production operations unit for a monthly fee of HK$550,000 payable to the Company, which was determined on a cost sharing basis with reference to the costs of the bbTV news production operations in the preceding 12 months;

(iv)	the grant of indefeasible rights of use (IRUs) by HKBN in favour of the Company allowing the Company to use certain capacity of the network of HKBN for a term of 20 years from Completion, on a free of charge basis (together with certain services to be provided by HKBN to the Company over the same term at agreed charges). It is expected that the IRUs will be the main channel of distribution in Hong Kong for the free TV programming services produced by the Remaining Business. To achieve universal coverage as required by its domestic free television programme service licence application, the Company may request HKBN to extend the HKBN network covered by the IRUs at the Company’s cost. Although no value has been allocated to them, the IRUs form part and parcel of the overall transaction. Certain restrictions apply to the IRUs granted to the Company. The IRUs may not be resold, subleased or traded under any circumstances or provided to any person who directly or indirectly provides a service which competes with certain business operation of the Telecom Group (the “Competing Service”). The Company may not use the dark fiber access, which is a part of the IRUs, for a period of 5 years to provide any service which competes with the Competing Service. Subject to consent by HKBN in the first 2 years and a 20% revenue sharing arrangement with regards any paid content (i.e. any content which is delivered to an end user for a payment of fee by the end user in order to view such content) distributed through the Internet to customers in Hong Kong over a 5-year period, the Company may distribute paid content within the first 5 years from Completion using capacities granted under the IRUs, except in respect of the dark fiber access;

(v)	the transfer of the Retained Properties from the Telecom Group to the Group at a consideration of HK$250.00 million determined with reference to the independent valuation report prepared by Savills Valuation and Professional Services Limited subject to (i) a lease back of part of the Retained Properties at prevailing market rent for 5 years; (ii) an option in favour of the Telecom Group to buyback the Retained Properties at the prevailing market value exercisable in the 7 day period commencing on the date which is 2 calendar years after the transfer; and (iii) a right of first refusal for the Telecom Group to purchase the Retained Properties on the same terms and price as offered by a third party bona fide purchaser, if any, to the Group during the option period of 2 years and 7 days after the transfer. In light of the positive outlooks of the property market in Hong Kong, the Board considers it appropriate to keep the Retained Properties to generate a stable rental income. The option to buyback and the first right to the Purchaser give the ability to the Purchaser to acquire all of the Retained Properties but not part thereof at a later date. The carrying value of the Retained Properties as at 29 February 2012 is approximately HK$62.76 million, which will be accounted for as investment properties in the Company’s accounts upon completion of the transfer. The Company has discussed with its auditor in respect of the Company’s assessment of the accounting treatment for the Retained Properties; and

(vi)	the granting of a trademark licence by the Company to the Purchaser at nil consideration, allowing the Purchaser and its subsidiaries to continue using its trademarks, existing corporate names and logos of the Group. The grant of the licence is part and parcel of the overall transaction and its value has already been accounted for in the Telecom Group Consideration. Additionally, the Company intends to change its corporate name after the Completion to reflect its new focus on the Multimedia Business.

Further details of these steps will be set out in the circular to Shareholders.

PRINCIPAL BUSINESS ACTIVITIES OF THE PURCHASER

The Purchaser, Metropolitan Light Company Limited, is a company incorporated in the Cayman Islands. The Purchaser is currently owned by the general partner of funds advised by CVC Asia Pacific Limited, a company incorporated in Hong Kong.

The Purchaser is the recipient of equity commitments in the amount of HK$2,647 million from funds advised by CVC Asia Pacific Limited, and the recipient of debt commitments in the amount of HK$2,500 million from JPMorgan Chase Bank, N.A. and Standard Chartered Bank (Hong Kong) Limited.

CVC Capital Partners (“CVC”) is one of the largest and most established private equity firms globally. CVC currently manages over US$44 billion in funds. Its current portfolio includes 61 companies with more than 400,000 employees.

PRINCIPAL BUSINESS ACTIVITIES OF THE COMPANY

The Company is currently engaged in three lines of businesses, including FTNS, IDD telephony and multimedia productions and contents distribution. In Hong Kong, the Company is principally engaged in providing integrated telecommunications services via its self-built optical fibre network through HKBN. The Company also provides international telecommunications and Internet access services in Canada. The Company has been, since inception, at the forefront of challenging incumbent and/or dominant market players, and introducing new experiences to consumers at affordable prices. The Company’s first two large-scale and long term projects since its establishment include its IDD business started during the 1990’s, which the Company believes dramatically brought down the cost of making IDD calls, and its FTNS services investment commenced in the past 12 years, which delivers affordable fixed telephony and broadband Internet access services to the general public. The Multimedia Business is the Company’s third large-scale and long term project.

INFORMATION ABOUT THE DISPOSAL GROUP

The Telecom Group consists of the Telecom Companies and their respective subsidiaries. The Telecom Companies include City Telecom International Limited, Credibility Holdings Limited and Automedia Holdings Limited. The Telecom Group primarily engages in the provision of integrated FTNS in Hong Kong and IDD services in Hong Kong and Canada. The key company in the Telecom Group is HKBN, which is one of the main suppliers of local FTNS services. The FTNS business involves the provision of broadband Internet access services, local VoIP telephony services, IP-TV services and corporate data services through HKBN’s self-built optical fibre network in Hong Kong.

In addition, the Telecom Group is also involved in the provision of international telecommunications services, which includes IDD services, international calling cards and mobile call forwarding services in Hong Kong and Canada.

CTI Guangzhou provides internal administrative customer support services and call-centre services to the entire Telecom Group.

After the Completion, all companies in the Disposal Group shall cease to be subsidiaries of the Company. A number of key management personnel, including the Excluded Directors, the Chief Technology Officer, Mr. Lo Sui Lun, the Managing Director of Corporate Division, Mr. Chong Kin Chun, John and substantially all of the employees of the Disposal Group, will remain with the Disposal Group to continue to run and manage the operation of its business.

The FTNS licence, necessary to carry on the FTNS business, is currently held by HKBN so a transfer of the licence is not necessary. In respect of the IDD1666 business which will be transferred to HKBN, the Company will apply for the Communications Authority’s prior written consent to the transfer of the Company’s SBO Licence to HKBN. The Company does not envisage any issue in relation to this transfer because HKBN is already a SBO Licence holder in respect of other telecommunications business.

For the year ended 31 August 2010, the unaudited combined profits of the Disposal Group before and after taxation were approximately HK$244.90 million and HK$207.84 million respectively. For the year ended 31 August 2011, the unaudited combined profits of the Disposal Group before and after taxation were approximately HK$342.84 million and HK$288.66 million respectively. The unaudited combined net asset of the Disposal Group as at 31 August 2011 was HK$474.92 million. This information has been extracted from the unaudited, preliminary financial statements of the Disposal Group for the year ended 31 August 2010 and 2011 prepared in accordance with International Financial Reporting Standards.

BUSINESS OF THE REMAINING GROUP

After the Disposal, the principal focus of the Group will be its Multimedia Business which was started in 2003 when HKBN launched its IP-TV (now bbTV) services. This includes the production, sales and distribution of Cantonese TV drama series, news programs (including its current bbTV news production) and other TV content. It will also include the offering of free TV programming services in Hong Kong.

The Group submitted an application to the Broadcasting Authority to obtain a domestic free television programme service licence in Hong Kong in December 2009. As part of the application, the Group has also submitted a detailed business plan for the 6 year period following grant of the licence, which contains the Group’s plan for the rolling out of (i) 3 self-produced channels, namely an integrated Cantonese channel, an integrated English channel, and a “round-the-clock” news channel; and (ii) 27 “world-class” partnership and turn-around channels. Whilst as of the date of this announcement, the grant of such licence is still pending, from the publicly available Judgment, the Company understands that the Broadcasting Authority has recommended to the Chief Executive in Council that the Company and two other applicants be granted domestic free television programme service licences. Based on this, the Company believes that the risk of not being able to obtain the license is not high. The Company intends to make use of this free TV licence to distribute its self-produced drama and other content, as well as other international programs and content to the Hong Kong mass market. The domestic free television programme service is one of the Group’s distribution channels. The Group’s self-produced drama and other content can also be broadcast and distributed through many other channels both domestically and internationally, including via other TV stations, independent programme service providers, satellites and the Internet.

Since February 2012 the Company has started building a world-class Multimedia Centre on land granted by Hong Kong Science and Technology Parks Corporation at Tseung Kwan O Industrial Estate. The maximum gross floor area permitted for the Multimedia Centre is 500,000 square feet and the Company has committed to build a minimum of 320,500 square feet. Currently, the Company expects a total planned gross floor area of not less than 400,000 square feet for the Multimedia Centre housing (i) a number of studios, including a large 18,000 square feet studio, (ii) an exhibition centre for educational purposes, and (iii) a post-production suite with facilities and equipment to support super-high definition and 3D production. Invitations for tenders in respect of the main construction works for the Multimedia Centre are currently planned for May or June 2012 and the Multimedia Centre is expected to be fully operational in April 2014. The Multimedia Centre will be used by the Group as a focal point to produce drama series and a variety of television, Internet and other multimedia content. Depending on its final gross floor area, the Multimedia Centre is expected to cost not less than HK$800.00 million to build.

The Group embarked on a large-scale recruitment exercise to acquire and establish a large pool of production crew and talent artistes (of which over 250 have already started and another 170 will start in the near future). The Company estimates the projected cost in relation to remuneration of these production crew and talent artistes for the 2 years ending 31 August 2014 to be HK$110.28 million and HK$96.95 million respectively based on their existing contracts. The Company will continue to recruit more production crew and talent artistes in the foreseeable future. At present, the Remaining Group has completed screen scripts for 1 TV drama series with 9 others in progress, awaiting commencement of production (ranging from 10-30 hours per series). The Company expects to commence production of its first three TV drama series in April or May 2012. The Company intends to produce approximately 260 hours of TV drama series in 2012.

Based on the Company’s current plans, the Multimedia Business is expected to generate revenue from 2013 onwards which will primarily comprise of advertising fees (assuming the Remaining Group is able to start broadcasting over its free TV channels or through alternative means) and licensing fees.

The Remaining Business is currently, and will be, managed by the Chairman and Vice Chairman of the Company with the assistance of the Managing Director of Business Development, Ms. To Wai Bing, and a team of approximately 25 managerial staff with over 15 years of experience in the multimedia and content production industry. Upon Completion, Ms. To Wai Bing will become the Chief Executive Officer of the Company and Ms. Wong Nga Lai, Alice, Financial Controller of the Company, who has extensive experience in the field of accounting and finance management, will become the Company’s Chief Financial Officer.

FINANCIAL EFFECT OF THE DISPOSAL

Having regard to the unaudited combined net asset of the Disposal Group as at 31 August 2011 and the proceeds from the Disposal, it is estimated that the contemplated transactions will yield to the Company a gain of approximately HK$3,542.38 million. The said estimation has been calculated with reference to (a) the net proceeds from the Disposal being approximately HK$4,997.10 million (net of transaction costs of the Disposal); (b) the unaudited combined net asset of the Disposal Group of approximately HK$474.92 million as at 31 August 2011; (c) the outstanding amount of intercompany loan and other amount due from the Disposal Group of approximately HK$978.73 million as at 31 August 2011 and (d) the associated goodwill of the Disposal Group of approximately HK$1.07 million. However, it should be noted that the actual gain to be derived from the Disposal will ultimately depend on the fair value of the IRUs (to be determined) and the combined net asset of the Disposal Group as at the relevant time.

REASONS FOR AND BENEFITS OF THE DISPOSAL

The Company believes that the Disposal will unlock the value in its shareholding of the Disposal Group and offer significant liquidity to the Company to enable it to expand its Multimedia Business. In addition, a significant one-off cash dividend will be distributed subject to and upon Completion, which would provide a great return on equity for all Shareholders.

The Company believes that both the Telecom Business and Multimedia Business require significant capital and management resources. The Telecom Business operates in a mature market, which is more capital intensive, and the majority of its business is limited to Hong Kong. The Multimedia Business, however, has higher growth prospects in Hong Kong, China, Southeast Asia and other markets.

The Directors (including the independent non-executive Directors) believe that the terms of the Agreements are fair and reasonable and in the interests of the Shareholders of the Company as a whole.

Following the Completion, the Company will become a publicly listed standalone multimedia production and contents distribution company.

Since the publication of its last annual report, the Company has made significant progress in developing the Multimedia Business. The Company has incurred significant capital expenditures of approximately HK$25.80 million between 31 August 2011 and 29 February 2012 on the Multimedia Centre, with a further HK$722.90 million of expenditures to be expected over the next 2–3 years. This includes HK$50.10 million for a parcel of land and related costs for constructing the Multimedia Centre. Additionally, the Company has entered into contracts with approximately 270 professional production personnel and approximately 150 screen artistes to produce television content for broadcast in Hong Kong and in international markets, particularly in mainland China and Southeast Asia. The Company expects to recruit around an additional 700 production staff and artistes this year.

Cash proceeds from the Disposal will allow the Company to fund its Multimedia Business ventures with a majority of equity rather than debt. The Company intends to cancel an existing US$50.00 million unutilised bank term loan facility upon Completion, which was established to fund the expansion of the Multimedia Business. This means most of the future revenues generated from the Multimedia Business will translate into greater returns on equity rather than being used to serve debts.

APPLICATION FOR THE PROCEEDS

The Board has decided to declare a special dividend of HK$2,022.54 million (representing HK$2.50 per Share, taking into account expected exercise of all outstanding employee share options), to be paid to Shareholders subject to the receipt of the sale proceeds upon Completion. Further details will be set out in the circular to be despatched to the Shareholders.

The remainder of the proceeds received from the Disposal (including payment in relation to the Shareholder’s Loan) will be retained to fund the continuing development and expansion of the Multimedia Centre, including the construction of the Multimedia Centre.

LISTING RULES IMPLICATIONS

Since the applicable percentage ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Disposal are more than 75%, the Disposal constitutes a very substantial disposal of the Company under Chapter 14 of the Listing Rules and is therefore subject to the reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

The Purchaser is independent of the Company and its connected persons.

Top Group International Limited, which holds approximately 43.96% of the issued share capital of the Company as at the date of this announcement, is a company whose issued share capital is held by Mr. Wong Wai Kay, Ricky as to 42.12% and three other shareholders as to 57.88%. Worship Limited, which holds approximately 3.22% of the issued share capital of the Company as at the date of this announcement, is a company whose issued share capital is 50% held by each of Mr. Cheung Chi Kin, Paul and Ms. Chow Yee Wan, Nerrisa. In addition, as at the date of this announcement, Mr. Wong Wai Kay, Ricky directly holds approximately 0.93% of the issued share capital of the Company, and Mr. Cheung Chi Kin, Paul directly holds approximately 2.50% of the issued share capital of the Company. Each of Top Group International Limited, Mr. Wong Wai Kay, Ricky, Worship Limited and Mr. Cheung Chi Kin, Paul, has given an irrevocable undertaking to vote in favour of the resolutions relating to the Disposal and the transactions contemplated thereunder at the EGM.

The Excluded Directors will be resigning as directors of the Company and its subsidiaries upon Completion. Together with other senior management of the Telecom Group, the Excluded Directors are expected to remain as management of the Disposal Group and become shareholders of the Purchaser (collectively holding approximately 3.40% of the issued share capital of the Purchaser) to assist the Purchaser to oversee the running of the Disposal Group following the Completion. In addition, it is proposed that, in recognition of the past contribution of certain senior employees of the Group (including the Excluded Directors), subject to Completion, a management bonus of HK$153.00 million will be paid to them (of which approximately HK$122.83 million will be paid to the Excluded Directors upon Completion). The amount of management bonus is to be determined by reference to the employee’s seniority, position, years of service and past performance record and will be funded by the Company’s existing internal funding and/or proceeds from the Disposal. The Directors consider the payment of bonus to be in line with the past management incentive policy adopted by the Company. The Excluded Directors (who are also Shareholders) may therefore have a material interest in the Agreements which is different from that of the other Shareholders, and accordingly, the Excluded Directors and their associates (as defined in the Listing Rules), who collectively hold approximately 1.91% of the issued share capital of the Company, will abstain from voting in respect of the resolution to approve the Disposal and the transactions contemplated thereunder at the EGM. None of the Directors, other than the Excluded Directors, will receive any management bonus.

The Relevant Employees will also receive management bonus subject to and upon Completion so they may also have a material interest in the Agreements which is different from that of the other Shareholders, and accordingly, the Relevant Employees and their respective associates will also abstain from voting in respect of the resolution to approve the Disposal and the transactions contemplated thereunder at the EGM.

No other Shareholder (except the Excluded Directors and the Relevant Employees, as described above) has a material interest in the Agreements which is different from that of the other Shareholders. Thus, no Shareholder, other than the Excluded Directors, the Relevant Employees and their respective associates, is required to abstain from voting in respect of the resolution to approve the Disposal at the EGM.

In light of the assets/operations of the Remaining Business already in existence and committed by the Remaining Group, the Company believes that it will continue to be in compliance with Rule 13.24 of the Listing Rules upon Completion.

GENERAL

A circular containing, among other things, further details of the Disposal and a notice convening the EGM to approve the Disposal is expected to be despatched to the Shareholders on or before 2 May 2012 in accordance with the Listing Rules.

Completion is subject to the approval of the Shareholders, and hence the Disposal may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the Shares.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended from 9:00 a.m. on 2 April 2012 pending the publication of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the Shares with effect from 9:00 a.m. on 11 April 2012.

DEFINITIONS AND INTERPRETATION

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Agreements”	means the Telecom Group Agreement and the Guangzhou Agreement;

“Asia Pacific Cable Network 2”	means the submarine cable network which the Company has ownership interest under the Asia Pacific Cable Network 2 Construction & Maintenance Agreement dated 18 April 2000 (as amended);

“Board”	means the board of Directors;

“Broadcasting Authority”	means Hong Kong Broadcasting Authority;

“Business Day”	means a day on which licensed banks in Hong Kong are generally open for business (excluding Saturday);

“Company”	means City Telecom (H.K.) Limited (Stock Code 1137);

“Companies Ordinance”	means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;

“Completion”	means completion of the disposal of the Telecom Group in accordance with the terms and conditions of the Telecom Group Agreement;

“connected person(s)”	has the meaning ascribed to it in the Listing Rules;

“CTI Guangzhou”	means CTI Guangzhou Customer Services Co. Ltd.;

“Director(s)”	means the director(s) of the Company;

“Disposal”	means the disposal of the Telecom Group by the Company to the Purchaser and the disposal of the entire equity interest of the Company in CTI Guangzhou to an affiliate of the Purchaser pursuant to the terms of the Telecom Group Agreement and Guangzhou Agreement, respectively;

“Disposal Group”	means the Telecom Group after the Reorganisation and CTI Guangzhou;

“EGM”	means the extraordinary general meeting of the Company to be convened for the Shareholders to consider and, if thought fit, approve the Agreements and the transactions contemplated thereunder (including but not limited to the Disposal);

“Excluded Directors”	means Mr. Lai Ni Quiaque (Executive Director and Chief Financial Officer of the Company) and Mr. Yeung Chu Kwong, William (Executive Director and Chief Executive Officer of the Company);

“FTNS”	means fixed telecommunications network services;

“Guangzhou Agreement”	means the sale and purchase agreement to be entered into by the Company and the Purchaser’s affiliate in relation to the disposal of the entire equity interest of the Company in CTI Guangzhou;

“Guangzhou Consideration”	means the consideration of HK$61.00 million under the Guangzhou Agreement for the disposal of CTI Guangzhou;

“Group”	means the Company together with its subsidiaries prior to Completion (or where the context so require, excluding the Disposal Group);

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong;

“HKBN”	means Hong Kong Broadband Network Limited;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Japan-US Cable Network”	means the submarine cable network which the Company has ownership interest under the Japan-US Cable Network Construction & Maintenance Agreement dated 31 July 1998 (as amended);

“Judgment”	means the judgment of the High Court of Hong Kong dated 6 March 2012 in Asia Television Ltd v Chief Executive in Council (HCAL No. 20 of 2012) in relation to the application by Asia Television Ltd for leave to apply for judicial review of the decision made by the Chief Executive in Council on 10 November 2011 in respect of the granting of new domestic free television programme service licences to the Company and other two applicants;

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange;

“Multimedia Business” or “Remaining Business”	means the business of the Group immediately after Completion, essentially the multimedia production and contents distribution business of the Company, including but not limited to the offer of free TV programming, multimedia and drama productions, contents distribution and other related services;

“Multimedia Centre”	means the multimedia production and distribution centre to be built by the Company on land granted by Hong Kong Science and Technology Parks Corporation at Tseung Kwan O Industrial Estate;

“PRC”	means the People’s Republic of China, excluding for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan;

“Purchaser”	means Metropolitan Light Company Limited;

“Relevant Employees”	means any senior employees of the Company who is a Shareholder and will be entitled to a management bonus upon Completion;

“Remaining Group”	means the Group after completion of the Disposal;

“Reorganisation”	means the business reorganisation and separation steps as described in the section headed “Business Reorganisation and Separation in relation to the Disposal” of this announcement;

“Retained Properties”	means certain workshops located on the 12th to 16th floors and certain roof units on the 17th floor of Trans Asia Centre, 18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong and the 14th floor and a lorry car parking space on the 1st floor of Mita Centre, Nos. 552–566 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;

“SBO Licence”	means a service-based operator licence issued by the Telecommunications Authority of Hong Kong;

“Shares”	means shares of the Company;

“Shareholder(s)”	means holder(s) of the Share(s);

“Shareholder’s Loans”	means (i) the HK$1,000.00 million loan from the Company to HKBN pursuant to the loan agreement between the Company and HKBN dated 7 October 2005, of which approximately HK$625.86 million is outstanding as of the date of the Telecom Group Agreement and (ii) the outstanding amount of other intercompany balances owed by HKBN or City Telecom International Limited to the Company;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Telecom Business”	means all of the businesses of the Telecom Group, including FTNS business and IDD business in Hong Kong and Canada;

“Telecom Companies”	means City Telecom International Limited, Credibility Holdings Limited and Automedia Holdings Limited;

“Telecom Group”	means the Telecom Companies and their respective wholly-owned subsidiaries;

“Telecom Group Agreement”	means the conditional sale and purchase agreement dated 31 March 2012 entered into between the Company and the Purchaser in relation to the disposal of 100% of the issued share capital of each of the Telecom Companies; and

“Telecom Group Consideration”	means the aggregate consideration of HK$4,951.00 million under the Telecom Group Agreement for the disposal of the Telecom Group.

By Order of the Board
City Telecom (H.K.) Limited
Wong Wai Kay, Ricky
Chairman

Hong Kong, 11 April 2012

As at the date of this announcement, the executive Directors are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer), the non-executive Director is Dr. Cheng Mo Chi, Moses, and the independent non-executive Directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man, Mr. Peh Jefferson Tun Lu.